GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY

8515 East Orchard Road, Greenwood Village CO 80111

and

GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY of NEW YORK

489 Fifth Ave., 28th Floor, New York, New York 10606

February 11, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Great-West Life & Annuity Insurance Company (“GWLA”), and Great-West Life & Annuity Insurance Company of New York (“GWLANY”) (collectively “Great-West”) Variable Annuity-1 Series Account of each company (the “Registrants”) Schwab Advisor Choice Variable Annuity of each Registrant and Schwab OneSource Choice Variable Annuity of each Registrant (collectively the “Contracts”)

Post Effective Amendment No. 10 (333-194099) and Amendment No 79 (811-07549;

Post Effective Amendmentt No. 9 (333-194043) and Amendment No.78 ( 811-07549):

Post Effective Amendment No. 8 (333-194044 ) and Amendment No. 59 (811-08183);

Post Effective Amendment No. 8 (333-194100) and Amendment No. 60 (811-08183)

to the Registration Statements on Form N-4 (collectively the “Amendments”)

Commissioners:

            On behalf of Great-West and the above-named Registrants and pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), filed herewith is one electronically formatted copy of one of the above-captioned Amendments to Registrant’s registration statement (the “Registration Statements”) for the Contracts. The feature changes are the same for all the Contracts.

            The Registrants are filing the Amendments for the purposes of:

(i) revising relevant prospectus disclosure for the Contracts to reflect an endorsement to the Contracts that will allow trusts in which the grantor has relinquished control over trust assets and in which trust assets do not form a part of the grantor’s estate (“Non-Grantor Trusts”) to own the Contracts;

(ii) revising relevant prospectus disclosure to reflect an endorsement to the Contracts that will allow them to be held as non-qualified annuity contracts – which are not intended to satisfy the requirements of Section 408(b) or Section 408A of the Code – and in which a Successor Beneficiary may elect to receive his or her interest in a single sum or over the remaining distribution period initially selected by the Beneficial Owner (“Non-Qualified Stretch Annuities”);

(iii) revising relevant prospectus disclosure to allow the Contracts to be purchased with return of Contribution Death Benefits to investors younger than age 86, rather than up to age 80;

(iv) revising relevant prospectus disclosure to provide for an additional age band for GAW percentages, to allow for future flexibility;

(v) revising relevant prospectus disclosure to include Inherited IRA ownership;

(vi) revising the prospectus disclosure to include the “Restricted Beneficiary Payout Option” feature which permits the Owner to choose the specific percent of a lump sum payment and/or the type of payout option of the Death Benefit that must apply to a specific Beneficiary or Contingent Beneficiary.

To facilitate the Commission staff’s review of the Amendments, we are providing a courtesy copy of this letter and the Amendment for the GWLA Advisor Choice Variable Annuity (marked to show changes) to Keith Gregory in the Division of Investment Management, Disclosure Review Office . Capitalized terms in this letter have the same meaning as the defined terms in the prospectus filed as part of each Amendment.

I.          Summary of Changes

To facilitate the Commission staff’s review of the Amendments, the following is a summary of the changes giving rise to the need to file pursuant to Rule 485(a).

A. Non-Grantor Trust Ownership

1. Non-Grantor Trusts have been included among the types of permitted Contract Owners; described in Definition Section and further described in the Section “Non-Grantor Trust Owned Annuity”.

2. Definitions section, “Annuitant” -- The definition of Annuitant has been revised to disclose that Contingent Annuitants may not be named if the Contract is owned by a Non-Grantor Trust and the Annuitant will be considered the Primary Annuitant.

3. Definitions section, Beneficiary -- The definition of Beneficiary has been revised to disclose that if the Contract is owned by a Non-Grantor Trust, the Owner will at all times be the Beneficiary.

4. Definitions section -- Contingent Annuitant . The definition of Contingent Annuitant has been revised to disclose that Contingent Annuitants may not be named if the Contract is owned by a Non-Grantor Trust.

5. Definitions section -- Covered Person. The definition of Covered Person has been revised to disclose that the Covered Person, if any, must be the Annuitant if the Contract is owned by a Non-Grantor Trust.

6. Definitions section -- Non-Grantor Trust. A definition has been provided for Non-Grantor Trust.

7. Definitions section -- Owner. The definition of Owner has been revised to include Non-Grantor Trusts, and to explain that all references to the age, life, or death of the Owner pertain to the Annuitant in a Non-Grantor Trust. The definition has been further revised to explain that, in the event of an assignment of the Contract, the original Annuitant will continue to determine benefits under the Contract or GLWB Riders.

8. Non-Grantor Trust Owned Annuity section. A new section of the prospectus has been provided to disclose important aspects of Non-Grantor Trust ownership of the Contract.

9. Beneficiary section. Disclosure has been provided that a Non-Grantor Trust Owner of the Contract will at all times be the Beneficiary.

10. Types of Excess Withdrawals section -- Death During the GLWB Accumulation Phase. Disclosure has been added as to the treatment of Non-Grantor Trust owned Contracts upon the death of one or more Annuitants.

11. Types of Excess Withdrawals section -- If an Owner DiesAfter the Initial Installment Date while Second Covered Person is Living. Disclosure has been added regarding the treatment of Non-Grantor Trust owned Contracts upon the death of one Joint Covered Person.

12. Types of Excess Withdrawals section -- Termination of a GLWB Rider. Disclosure has been added that a GLWB Rider will terminate if there is no surviving Covered Person of a Contract held by a Non-Grantor Trust, or if Death Benefits are paid to the Owner of a Contract held by a Non-Grantor Trust.

13. Seek Tax Advice section -- Taxation of Annuities. Disclosure has been added regarding general tax implications of non-natural ownership such as a Non-Grantor Trust.

B. Non-Qualified Stretch Annuity

1. Definitions section -- definition of Beneficial Owner. A new definition has been provided to describe the natural person who is the designated beneficiary of Death Benefit proceeds as a result of the death of the Owner of a Contract held as a Non-Qualified Stretch Annuity.

2. Definitions section -- definition of Non-Qualified Stretch Annuity Contract. A new definition has been provided for Non-Qualified Stretch Annuities.

3. Definitions section -- definition of Successive Beneficiary. A new definition has been provided to describe the natural person entitled to receive the Beneficial Owner’s remaining interest in a Contract held as a Non-Qualified Stretch Annuity.

4. Ownership section -- New disclosure has been provided regarding ownership of the Contract as a Non-Qualified Stretch Annuity.

5. Distribution of Death Benefit section -- A cross-reference has been provided to a new section of the prospectus for Non-Qualified Stretch Annuities.

6. Distribution of Death Benefit for Non-Qualified Stretch Annuities section -- A new section has been added to the prospectus detailing how any Death Benefit will be distributed if the Contract is held as a Non-Qualified Stretch Annuity.

C. Age of Issue for Return of Premium Death Benefit

1. Definition section -- definition of Owner. The definition has been revised to reflect that Owners must younger than age 86 (rather than age 80 or younger), at the time the Contract is issued.

2. Summary section, Death Benefit -- The disclosure has been revised from age 80 to younger than age 86 in order to select Death Benefit Option 2 (return of premium).

3. Death Benefit section, Death Benefit Option 2 -- The disclosure has been revised from age 80 to younger than age 86 in order to select Death Benefit Option 2 (return of Contributions).

D. Inherited IRA

1.	An Inherited IRA provision is added as a new ownership type; however inherited IRA owners may not elect a GLWB rider or make contributions to an Income Strategy.

E. Restricted Beneficiary Payout

1.

The Restricted Beneficiary Payout Option is added which allows the owner to pre-select the amount and payout option available for the Beneficiary or Contingent Beneficiary to receive death proceeds. The section explains limitations under the provision, such as restrictions on a surviving Spouse who is not also a Joint Owner.

2.	This option is only available to Contracts owned by natural persons or Grantor Trusts.

D. Additional Changes

In addition to the above changes, the Registrants have made other non-material revisions of a clarifying and stylistic nature.

II.        Request for Selective Review

The Registrants respectfully request selective review of the Amendments pursuant to (i) Division of Investment Management IM Guidance Update No. 2016-06 (Dec. 2016) (“2016 IM Guidance”) and (ii) Securities Act Release No. 6510 (Feb. 15, 1984) (“1984 Release”). The Registrants note that, in the 2016 IM Guidance, the Commission staff has encouraged registrants to request selective review of a filing “that contains disclosure that is not substantially different from the disclosure contained in one or more prior filings by the Registrant or other Registrants in the complex.” The 1984 Release states that the Commission staff “will try to notify each registrant promptly concerning what level of review will be accorded their filing.” The 1984 Release further states that “the staff expects to notify registrants concerning the status of their filings within ten calendar days of the filing date.”

In support of its request, and as instructed in the 2016 IM Guidance, the Registrants state as follows:

(i)	The material changes made in the Amendments from the prior filings relate to the following disclosure, which may be summarized as follows:

●	endorsements to the Contracts that permit Non-Grantor Trusts to own the Contracts;

●	endorsements to the Contracts that permit the Contracts to be held as Non-Qualified Stretch Annuities;

●	allowing the return of premium Death Benefit to be selected up to age 86, rather than up to age 80;

●	endorsement to the Contract s that permit Inherited IRA ownership;

●	Adding a Restricted Beneficiary Payout Option.

(ii)	Other than the material changes noted above in (i), the Registrants believe there are no specific areas in the Amendments that warrant particular attention.

Accordingly, the Registrants respectfully submit that the Commission staff can focus its review on the disclosure changes detailed above in Part I, and that, to the extent the staff has reviewed the existing disclosures, it will already be familiar with the features described in each prospectus.

*        *        *

Thank you for your time and attention to the Amendments. Please direct any questions or comments to me at (303) 737-2660, or contact me via email at kirsty.lieberman@greatwest.com.

Sincerely,

/s/ Kirsty Lieberman

Kirsty Lieberman, Sr. Counsel

Great-West Life & Annuity Insurance Company

Great-West Life & Annuity Insurance Company of New York

cc:	Keith Gregory, Esq.

Division of Investment Management

Disclosure Review Office